Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

jwatson@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5428	facsimile:	(713) 651-5246
January 24, 2007

Re:	Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 1-5083
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0510

Attention:	Mr. Rufus Decker
Branch Chief
Dear Ladies and Gentlemen:
     Xanser Corporation (the “Company”) has received the Staff’s comments to Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”) and comments to Form 10-Q for the period ended September 30, 2006 (the “10-Q”) by letter dated December 21, 2006 (the “Comments”).
     In response to the Comments, the following paragraphs from our 10-K and 10-Q reflect the substance of the revisions that the Company proposes to make in its future filings. The following numbered paragraphs repeat the comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
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Securities and Exchange Commission
January 24, 2007

Response:
The revisions below indicate the nature of the additional disclosures or other revisions that we will make in future filings. Our responses have been marked to show the changes.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Consolidated Results of Operations, page 12
2.	Please discuss in greater detail the business reasons for the tight to negative operating income margins in your technical services in the United States over the last three years. Please also discuss in greater detail the reasons for the decrease in revenues and operating income for all of your services in the information technology and government services segment over the last three years. Please refer to Item 303 of Regulation S-K.
Response:
We propose to revise our MD&A section in future filings as reflected on Annex A.
Liquidity and Capital Resources, page 16
3.	Please provide a more comprehensive discussion of the cash provided from the operating activities by your segments over the last three years. This enhanced disclosure should discuss the business indicators of liquidity in the context of your business on both a short and long-term basis. Your disclosure should also include the impact of your acquisition of Furmanite [Flowserve’s General Services Group (GSG)] on your liquidity on a short and long-term basis. You should also quantify the disclosures wherever possible. Please refer to Item 303 of Regulation S-K.
Response:
We propose to revise the section in future filings as follows:

“LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $0.4 million, $6.0 million and $4.9 million during the years 2005, 2004 and 2003, respectively. The decrease in 2005 operating cash flows of $5.6 million, when compared to 2004, primarily was due to the increase in information technology and government services operating losses of $8.1 million resulting from the completion of existing low margin healthcare service contracts and the termination of several supporting contractual arrangements. These operating losses were partially offset by an increase in operating income for technical services of $2.2 million and normal changes in

Securities and Exchange Commission
January 24, 2007

working capital requirements. With the December 31, 2005 acquisition of substantially all of the operating assets of Flowserve’s General Services Group (GSG), the Company acquired net assets of $17.4 million, which includes approximately $14.1 million of working capital. Additional working capital will be required which the Company expects to fund from its existing operations and loan facilities. The increase in 2004 operating cash flows, when compared to 2003, was due to overall increases in technical services revenues and operating income and information technology and government services operating income, combined with normal changes in working capital requirements resulting from the timing of cash receipts and disbursements.”
Financial Statements
Consolidated Statements of Operations, page F-3
4.	We note that your Other costs and expenses in the amount of $769,000 in 2005 consists of a gain on the sale of software of $2.1 million and a write-down of facilities of $1.3 million. Since these amounts are individually material, please disclose the nature of the transactions and present the transaction amounts in separate line items in your statement of operations. Please refer to Rule 5.03 (9) of Regulation S-X.
Response:
The gain on sale of software for $2.1 million related to existing software, technology, and other assets that were not originally purchased for resale.
We propose to revise the section in future filings as reflected on Annex B & C.
Consolidated Statements of Cash Flows, page F-5
5.	You disclosed non-cash expenses of $1,333,000 in 2005. This amount is material in relation to net cash provided by operating activities. Please provide a further breakdown of the amounts that comprise this non-cash expense in your statements of cash flows. Please refer to paragraph 29 of SFAS 95.
Response:
We propose to revise our consolidated statements of operations and cash flows in future filings as reflected on Annex C.
Note 1- Summary of Significant Accounting Policies
Inventories, page F-8

Securities and Exchange Commission
January 24, 2007

6.	Your costs of products sold exceeded the sales of your products in 2005 and for the three months ended June 30, 2006 and September 30, 2006. In addition, your inventory balance has increased during 2006. Based on the negative gross margins of your product sales for 2005 and for most of 2006, please tell us why you believe that your inventory is stated at lower of cost or market value. Please also disclose the inventory amounts written-off due to obsolescence in 2006, 2005 and 2004.
Response:

The increase in inventories in 2006 relates to the technical services business segment. The negative gross margins on product sales in 2005 and 2006 relate solely to equipment specifically purchased to fulfill certain healthcare contracts in the information technology and government services business segment where some of the costs could not be passed through to the customer.

We propose to revise the section in future filings as follows:

“Inventories

Substantially all of the Company’s inventory balances at December 31, 2005 and 2004 consists of consumable materials and supplies which are predominately used in the process of providing technical services to customers. Inventories are valued at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory quantities on hand are reviewed regularly based on related service levels and functionality and carrying cost is reduced accordingly, if the review indicates a reduction in value is required. There were no significant obsolescence provisions for inventories in 2005, 2004, and 2003. Inventories at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Raw materials and supplies	$14,882,000	$9,131,000
Work-in-process	1,422,000	—
Finished goods	986,000	—

Total inventories	$17,290,000	$9,131,000

Cost of products sold primarily relates to the cost of equipment sales in the Information Technology and Government Services segment. Inventories consumed in the process of providing technical services are included in operating costs.

Securities and Exchange Commission
January 24, 2007

Revenue Recognition, page F-9
7.	You disclosed that you recognize revenues in your information technology and government services segment under long-term contracts under the proportional performance method or on a straight-line basis. Please disclose under which circumstances you recognize revenues under the proportional method and under which circumstances you recognize revenues on a straight-line basis. You also disclose that the accounting policies for revenue recognition conform to EITF 00-21. Please disclose your accounting policy for recognizing revenue under multiple element arrangements. Please also tell us what consideration you have given to SOP 97-2 and how your accounting policies conform to this SOP.
Response:
There were no revenues for the years ended December 31, 2005, 2004, and 2003 that related to AICPA Statement of Position No. 97-2, “Software Revenue Recognition”.

We propose to revise the section in future filings as follows:

“Revenue Recognition

“Revenues are recorded in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”, as amended by SAB No. 104.

“The technical services segment’s revenues are based primarily on time and materials and substantially all projects are generally short term in nature. Revenues are recognized when services to customers have been rendered or when products are shipped and risk of ownership is passed to the customer. The technical services business provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during the three years ended December 31, 2005, 2004, and 2003.

“The information technology and government services segment’s revenues under long-term service contracts are accounted for using a proportional performance method or on a straight-line basis. The Company recognizes revenues on a proportional basis when a contract consists of milestones or activities that are process related and has no other material deliverables. Revenues for the years ended December 31, 2005, 2004, and 2003 using the proportional method were not significant. The Company recognizes revenues on a straight line basis when billing terms and performance of the contract are substantially equivalent

Securities and Exchange Commission
January 24, 2007

throughout the life of the contract. The accounting policies for revenue recognition in the information technology and government services segment comply with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The Company recognizes revenues under a multiple deliverable arrangement when there are separable deliverables and there exists sufficient evidence of fair values to account separately for different deliverables. Under cost-plus, fixed or award-fee cost contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned.”
Note 5- Property and Equipment, page F-17
8.	Your useful life for technical services of 3-20 years is very broad. Please breakout the technical services line item into smaller and more meaningful components and separately disclose the range of useful lives for each new technical services category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.
Response:
We propose to breakout the technical services line item and to disclose the range of useful lives for each category in future filings as reflected on Annex D.
Form 10-Q
General
9.	Please address the comments above in your interim filings as well.
Response:
All applicable revisions will be included in future interim filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
10.	Please revise your management’s discussion and analysis to disclose the impact of the acquisition of the operations of Flowserve U.S. on your revenues, cost of revenues, operating income and net income in 2006. Please refer to Item 303 of Regulation S-K.
Response:
     The Company has never separately distinguished the operations of the acquired assets of Flowserve’s General Services Group (GSG) and the previous Technical Services segment.

Securities and Exchange Commission
January 24, 2007

Therefore, the results of revenues, margins, and operating income of the GSG operations do not exist separately and are reported as combined operations. Due to the historical size of the two businesses before they were combined, a significant portion of the increases in the United States revenues and operating income in 2006 were due to the operations of the assets acquired.
     In connection with the acquisition of substantially all of the material operating assets of (GSG), the Company immediately began an intensive plan of implementing the acquired assets. The main areas of initial focus were locations and related assets, information technology and accounting systems, employees, customers, and suppliers. The majority of the integration process was completed during the first and second quarters of 2006.
     The integration process entailed identifying eighteen locations and their respective efficiencies in terms of customers served, suppliers used, services offered, and geographical proximity to existing United States and international locations. Once identified, locations were promptly consolidated in terms of assets, personnel, and inventory. Information technology, including accounting systems, was disparate among the acquired GSG locations. The information technology and accounting systems of the GSG locations were highly decentralized. Substantially all of GSG networks were migrated during the first quarter to the existing information technology systems. In addition, the GSG acquired locations used twelve different accounting systems. Once centralized, the accounting support center was relocated and integrated into the Company’s accounting function. A majority of the accounting systems were integrated and standardized into the existing accounting systems in the first and second quarters of 2006.
     Another significant aspect of the integration entailed a merger of human resources. This included standardizing compensation and benefits, and aligning payroll schedules, along with reallocating employees among locations to better serve customers and to realize efficiencies of the acquisition. Several key reporting relationships and responsibilities related to the Company and GSG changed and a clear vision for the combined companies was communicated.
     In terms of customers and suppliers, the Company assessed areas of overlap concerning product offerings and suppliers. Terms and conditions of contracts with both customers and suppliers were reviewed and consolidated. An integral part of this process was gaining further efficiencies. Product and service offerings on a geographical and customer basis were reviewed. A significant portion of these products and services offered were similar in the two organizations. As part of the review and efficiency of leveraging the acquired assets, management assessed whether there were additional product and services to be offered to existing customers bases. Terms of purchase agreements were also re-assessed as the Company’s purchasing power was strengthened due to the acquisition.

Securities and Exchange Commission
January 24, 2007

Form 8-K report filed on December 31, 2005
Financial Statements of Business Acquired
11.	We note that you have provided unaudited financial statements for GSG. Please note that given the significance of this acquisition, your form 8-K/A dated December 31, 2005 may be considered substantially deficient and, therefore, not filed in a timely manner for purposes of Forms S-2 and S-3 eligibility. Further, until you file audited financial statements reporting on the operations of the acquired business for a time span equal to the periods for which audited financial statements are required by Rule 3-05 of Regulation S=X, certain registration statements under the Securities Act of 1933 and post-effective amendments to registration statements may not be declared effective. In addition, you should not make offerings pursuant to effective registrations statements, or pursuant to Rules 505 and 506 of Regulation D, where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required audited financial statements are filed.
Response:
The Staff’s comments are noted.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713)-651-5248.
Very truly yours,
/s/ John A. Watson
John A. Watson
JAW/dc

Annex A
TECHNICAL SERVICES
Overall, 2005 technical services operating income increased by $2.2 million, or 28%, when compared to 2004. In the United States, the operating income increased by $1.0 million, when compared to 2004, due to overall higher revenues and due to higher operating income resulting from the spreading of administrative expenses across a significantly broader revenue base in 2005. In Europe and Asia-Pacific, operating income increased by $1.5 million, or 18%, and $0.7 million, or 29%, respectively, due to mostly higher revenue levels. Foreign currency exchange rates had little impact on 2005 operating income.
For the year ended December 31, 2004, technical services revenues increased by $17.4 million, or 17%, when compared to 2003, due to increased sales and marketing efforts and favorable foreign currency exchange rates. In the United States, revenues increased by $4.5 million, or 19%, when compared to 2003, due to the increase in sales and marketing efforts and increases in underpressure and turnaround services performed periodically at the request of customers. In Europe, revenues increased by $10.1 million, or 16%, when compared to 2003, due to approximately $6.9 million in favorable foreign currency exchange rates and increases in turnaround, other process plant and underpressure services. Asia-Pacific revenues increased by $2.8 million, or 19%, when compared to 2003, due to increases in underpressure services and approximately $1.6 million in favorable foreign exchange rates.
Overall, 2004 technical services operating income increased by $1.5 million, or 24%, when compared to 2003. In the United States, the operating loss decreased by $1.2 million, when compared to 2003, due to overall higher revenues and due to increases in operating income resulting from the spreading of administrative expenses across a significantly broader revenue base. In Europe and Asia-Pacific, operating income increased by $0.4 million, or 5%, and $0.3 million, or 16%, respectively, due to overall higher revenue levels and the impact of favorable foreign currency exchange rates, partially offset by slightly lower operating margins due to the mix of business. The foreign currency exchange rates had a favorable impact of approximately $0.7 million on 2004 operating income in Europe and approximately $0.2 million on 2004 operating income in Asia-Pacific.
INFORMATION TECHNOLOGY AND GOVERNMENT SERVICES
For the year ended December 31, 2005, information technology and government services revenues decreased by $5.2 million, or 19% compared with 2004, due to lower revenues in all services and primarily in financial and insurance services. As the Company continued to refocus its revenue efforts on higher margin services offerings in 2005, software, technology and other assets related to a product line not consistent with future services offerings were sold or written off and leased facilities not supporting those future services offerings were consolidated or closed. Revenues from those business activities decreased by $3.7 million in 2005, compared with the prior year, and the net aggregate effect of these transactions was a gain of $0.8 million in 2005.
Overall, operating income for the information technology and government services operations decreased by $8.1 million in 2005, when compared to 2004, due to lower revenues and higher operating costs. The decrease in revenue was due to existing low margin healthcare service contracts, discussed above, which consequently contributed to increased operating costs and $.6 million of product costs in excess of product revenue as a result of terminating several supporting contractual arrangements. Management will continue to review the performance of the information technology and government services segment during the remainder of 2006 with a view to effecting further operational changes to eliminate losses from these operations.

A-1

For the year ended December 31, 2004, information technology and government services revenues decreased by $7.4 million, or 21% when compared to 2003, due primarily to the Company’s strategic decision to close non-performing operations that primarily related to low margin equipment contracts in the fourth quarter of 2003. Revenue decreases were partially offset by an overall increase in government solutions and healthcare solutions revenues. Revenues for the year ended December 31, 2003 included approximately $13.6 million for communication-related installation services and low-margin government service and equipment sales operations, as well as certain other non-profitable operations, closed in late 2003. Government solutions and healthcare solutions revenues increased by $4.0 million and $3.1 million, respectively, when compared to 2003, due to additional work related to new contracts.
Overall, operating income for the information technology and government services operations increased by $6.9 million in 2004, when compared to 2003, due to the inclusion in 2003 of $3.5 million of write-downs and termination costs and the losses from the non-performing operations exited in late 2003, a reduction of $4.2 million in 2004 in administrative costs no longer required to maintain the level of operations, and the increase in government solutions and digital healthcare revenues. Operating income for the year ended December 31, 2004 includes approximately $1.0 million related to favorable developments pertaining to the resolution of certain contingencies related to the Company’s intellectual property in financial and insurance services.

A-2

Annex B
COMMITMENTS AND CONTINGENCIES
The Company leases vehicles, office space, office equipment and other items of personal property under leases expiring at various dates. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rent expense incurred under operating leases was $3.9 million for 2005, $3.8 million for 2004 and $4.1 million for 2003. Included in costs and expenses in the third quarter of 2005 is $1.3 million in estimated termination costs which includes future rents on corporate leased facilities that were closed in order to reduce infrastructure costs of the information technology and government services business segment.
10. BUSINESS SEGMENT DATA
During 2005, the Company embarked on an aggressive plan to reduce infrastructure cost, eliminate redundancies and dispose of non-core assets in the information technology and government services business segment. Consistent with the plan, the Company entered into a series of transactions including a sale of software and technology assets for $5.4 million which resulted in a net gain of $2.1 million, consolidated and closing of leased facilities and write down of related assets which resulted in a total charge of $1.3 million. The aggregate net effect of these transactions was a net gain of $769,000 in the third quarter and is included in the consolidated statement of operations.

B-1

Annex C
XANSER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004	2003
Revenues:

Services	$146,975,000	$138,697,000	$120,790,000
Products	6,906,000	6,990,000	14,930,000

Total revenues	153,881,000	145,687,000	135,720,000

Costs and expenses:

Operating costs	141,310,000	129,058,000	116,503,000
Cost of products sold	7,459,000	4,856,000	13,538,000
Depreciation and amortization	3,514,000	3,552,000	5,860,000
General and administrative	3,258,000	3,262,000	3,186,000
Gain on sale of assets	(2,102,000)	—	—
Provision for lease termination costs	1,333,000	—	—

Total costs and expenses	154,772,000	140,728,000	139,087,000

Operating income (loss)	(891,000)	4,959,000	(3,367,000)

Interest income	660,000	174,000	260,000

Interest expense	(1,040,000)	(989,000)	(1,273,000)

Income (loss) before income taxes	(1,271,000)	4,144,000	(4,380,000)

Income tax expense	(2,995,000)	(1,748,000)	(8,725,000)

Net income (loss)	$(4,266,000)	$2,396,000	$(13,105,000)

Earnings (loss) per common share — basic and diluted:	$(0.13)	$0.07	$(0.41)

C-1

XANSER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
Operating activities:
Net income (loss)	$(4,266,000)	$2,396,000	$(13,105,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,514,000	3,552,000	4,272,000
Provision for doubtful accounts	1,050,000	285,000	979,000
Gain on sale of assets	(2,102,000)	—	—
Provision for lease termination costs	1,333,000	—	—
Deferred income taxes	(80,000)	(1,061,000)	7,863,000
Write-down of software costs	—	—	2,338,000
Write-down of inventories	—	206,000	500,000
Changes in operating assets and liabilities — net of business acquisition:
Accounts receivable	309,000	(3,853,000)	3,327,000
Inventories	(1,513,000)	(640,000)	(773,000)
Prepaid expenses and other	234,000	(1,101,000)	1,079,000
Accounts payable and accrued expenses	2,036,000	7,062,000	(2,178,000)
Other, net	(92,000)	(832,000)	587,000

Net cash provided by operating activities	423,000	6,014,000	4,889,000

Investing activities:
Capital expenditures	(4,215,000)	(4,533,000)	(3,311,000)
Net assets of business acquired	(18,793,000)	—	—
Proceeds from sale of assets	5,400,000	—	—
Other, net	(415,000)	1,214,000	1,363,000

Net cash used in investing activities	(18,023,000)	(3,319,000)	(1,948,000)

Financing activities:
Issuance of debt	17,056,000	1,836,000	330,000
Payments on debt	(1,948,000)	(5,421,000)	(8,278,000)
Common stock issued	2,770,000	78,000	9,000
(Increase) decrease in receivable from businesses distributed to common stockholders	215,000	865,000	(152,000)

Net cash provided by financing activities	18,093,000	(2,642,000)	(8,091,000)

Effect of exchange rate changes on cash	(565,000)	305,000	766,000

Increase (decrease) in cash and cash equivalents	(72,000)	358,000	(4,384,000)
Cash and cash equivalents at beginning of year	21,598,000	21,240,000	25,624,000

Cash and cash equivalents at end of year	$21,526,000	$21,598,000	$21,240,000

Supplemental cash flow information:
Cash paid for interest	$987,000	$952,000	$1,534,000

Cash paid for income taxes	$1,953,000	$2,546,000	$1,899,000

Estimated working capital adjustment related to acquisition (Note 2)	$1,407,000	—	—

C-2

Annex D
PROPERTY AND EQUIPMENT
The cost of property and equipment is as follows:

	Estimated
	Useful
	Life	December 31,
	(Years)	2005	2004
Technical Services:
Machinery and equipment	5 - 10	$21,251,000	$17,915,000
Furniture, fixtures, and vehicles	3 - 5	10,765,000	11,052,000
Buildings	40	3,111,000	3,452,000
Other	1 - 5	1,852,000	1,845,000

Total		36,979,000	34,264,000
Information technology and government services	3 - 7	4,069,000	8,402,000
General corporate	3 - 10	700,000	3,905,000

Total property and equipment		41,748,000	46,571,000
Less accumulated depreciation and amortization		24,628,000	32,933,000

Net property and equipment		$17,120,000	$13,638,000

Equipment under capital leases is included in the cost, and accumulated depreciation and amortization, of property and equipment as follows:

	December 31,
	2005	2004
Equipment	$2,834,000	$2,920,000
Less accumulated depreciation and amortization	1,759,000	1,473,000

Net equipment acquired under capital leases	$1,075,000	$1,447,000

D-1